Exhibit 99.8

 Common TV address

 INFOSYS COMMON TV ADDRESS

Q4 FY 2014 RESULTS

April 15, 2014

CORPORATE PARTICIPANTS

S.D. Shibulal

Infosys Limited – Co-Founder, Member of the Board, Chief Executive Officer & Managing Director

Rajiv Bansal

Infosys Limited – Senior Vice President, Chief Financial Officer

S.D. Shibulal

Good morning, everyone. Let me provide some business highlights:

Our revenue growth doubled to 11.5% in FY14 over FY13. This is in spite of our revenue decline that we have seen in Q4. This compares to FY14 guidance of 11.5-12% that we provided in January. Our revenues were at the lower end of the guidance due to the challenges we saw in Retail, CPG and Hi Tech verticals, and some unexpected ramp-downs and cancellations which we saw in other business segments as well.

In constant currency terms, we have grown 12.4% in FY14. In rupee terms, our revenues in FY14 crossed Rs.50,000 crore for the first time in the history of Infosys; this is a growth of 24.2%. Operating margins for Q4 were at 25.5% which is an expansion of 0.5% sequentially. Volume growth in Q4 was 0.4%. The revenue productivity declined by 0.8% quarter-on-quarter; year-on-year the revenue productivity has improved by 1.2%. During this quarter, we signed 4 large deals with a TCV of $700 mn.

Coming to market overview, cost reduction remains an important area of focus for our clients across segments. Client appetite for discretionary spending continues to be limited with higher sales cycle. This is reflected in our revenues from discretionary area declining sequentially in Q4.

Overall deal pipeline has improved marginally in the last quarter; however, decision cycles have also lengthened due to business challenges. Clients are monitoring return profile of various spending programs carefully. Pricing remains stable in most areas except large outsourcing deals and commoditized services.

We have given compensation increase of 6-7% for our offshore employees and around 1-2% for our onsite employees effective April 1st. This is the second time we are giving compensation increase over the last 9 months. 9 months back we had given a compensational increase of 6-8% offshore.

Based on the recent business momentum and our expectations of clients’ spending in the coming quarters, we have given a guidance of 7-9% for FY15. Growth remains our top priority and we will make all necessary investments in our business to have a better growth trajectory.

We have also modified our dividend payout policy. Uptil last year, we used to pay up to 30% as dividend, we have changed that percentage to 40%. So going forward, we will be paying up to 40% as dividend.

With that, let me now hand it over to Rajiv.

Rajiv Bansal

Thank you, Shibu. Good morning, everyone. Our fourth quarter revenues were $2.092 bn as against $2.1 bn last quarter. In INR terms, revenue were at Rs.12,875 crores, which is a sequential decline of 1.2%. Our gross margin for the quarter improved by 90 basis points to 37%. Operating margins for the quarter improved by 50 basis points to 25.5%. Other income for the quarter was at Rs.851 crores. Yield on other income was 9.45% during the quarter. We have outstanding hedges as of March 31st of $1.058 bn. Net profit was Rs.2,992 crores as compared to Rs.2,875 crores last quarter.

EPS for the quarter is at Rs.52.36 as against Rs.50.32 last quarter. Our cash and cash equivalents including available-for-sale assets and certificates of deposits crossed Rs.30,000 crores during the quarter. Collections were good; DSO declined from 65 days to 62 days this quarter.

For FY14, revenues were at $8.249 bn as against $7.398 bn last year which was a growth of 11.5%. In INR terms, revenues crossed Rs.50,000 crores and were at Rs.50,133 crores which is a growth of 24.2% for the year. Our gross margins for the year were at 35.9% compared to 37.4% last year. Operating margins were at 24% compared to 25.8% last year. This is after a charge of $35 mn that we took in the second quarter for visa-related matters. Net profit for the year was at Rs.10,648 crores compared to Rs.9,421 crores last year which is a growth of 13%. EPS for the year is at Rs.186.35, a growth of 13% on a year-on-year basis. As Shibu said, we have increased our dividend payout ratio from up to 30% of post-tax profits to up to 40% of post-tax profit effective FY14. This has been done to enhance the return for our shareholders. A higher payout ratio will negatively impact our FY15 EPS by approximately Rs.1.50 due to lower non-operating income.

Looking ahead, we have given a guidance of 7-9% in dollar terms; this translates to 5.6%-7.6% in rupee terms based on USD-INR rate of Rs.50.

We have increased our salaries for offshore employees by 6-7% and 1-2% onsite effective 1st April. The increase in salaries, the promotions that we have rolled out for employees and the investment in new visas is likely to impact the first quarter margins by approximately 300 basis points. As Shibu said, we remain focused on accelerating our growth for next year. We will continue to make all possible investment that are required to achieve that. And I expect the margins for the full year to be in line with FY14 margins.

With that we are ready to take questions.

Interviewer

Thank you, Shibu, thank you, Rajiv. We have quite a few questions; I think we have time for taking in one or two. The first question is from Pratik Gandhi of IDBI Capital, Ashish Chopra of Motilal and Sandeep Shah from CIMB; all of them have the following questions: Does your guidance of 7-9% factor in softer H1 as you said in mid-March?

S.D. Shibulal

As we have said in the past, our guidance is a statement of fact. We are coming out from a low momentum Q4 and Q3. We have said that some of the challenges which we faced in Q3 and Q4 will continue to be there during the coming year. We have factored in all of those things into our guidance and given a guidance of 7-9%. Once again, our guidance is a statement of fact as we see it today.

Interviewer

We have time for one more question; we have Kulkeep Koul from ICICI Securities and Mitali Ghosh from Merrill Lynch. They want your comments on the deal pipeline and decision cycles.

S.D. Shibulal

So our deal pipeline has marginally improved quarter-on-quarter. At the same time, decision cycles are longer. Especially in the discretionary spend area, the decision cycles have become longer and it is reflected in our numbers. Our revenue from discretionary spend quarter-on-quarter has decreased from Q3 to Q4. We have closed 4 large outsourcing deals in Q4 with $700 mn TCV. They also do take long incubation time.

Interviewer

Thank you, Shibu, thank you, Rajiv. That is all we have time for. Thank you so much for being here today.